LIBBEY INC.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43604
(419) 325-2100
May 25, 2010
VIA EDGAR TRANSMISSION
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Libby Inc.-Request to Withdraw
Registration Statement on Form S-3
(File No. 333-151657)
Ladies and Gentlemen:
          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Libbey Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Registrant’s Registration Statement (File No. 333-151657) on Form S-3 filed with the Commission on June 13, 2008 (the “Registration Statement”), together with all exhibits thereto.
          The Registrant is requesting withdrawal of the Registration Statement because it was never declared effective by the Commission and the Registrant intends to replace it by filing a subsequent registration statement on Form S-3.
          The Registrant confirms that no securities were offered or sold under the Registration Statement. The Registrant also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
          It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.
          If you have any questions regarding the foregoing, please do not hesitate to contact Christopher D. Lueking of Latham & Watkins LLP at (312) 876-7680.

Very truly yours, LIBBEY INC.
By:	/s/ John F. Meier
John F. Meier
Chairman and Chief Executive Officer